United States Securities and Exchange Commission

                             Washington, D.C. 20549



                                    Form 11-K



(Mark One)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

                   For the fiscal year ended December 31, 2002
                                             -----------------

                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                For the transition period from _______ to _______



                        Commission file number 001-11 001
                                               ----------


                       Frontier Union 401(k) Savings Plan
                       ----------------------------------

                            (Full title of the Plan)



                         Citizens Communications Company
                         -------------------------------

                                3 High Ridge Park
                                -----------------
                                  P.O. Box 3801
                                  -------------
                               Stamford, CT 06905
                               ------------------

                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                      of its principal executive offices)

                       FRONTIER UNION 401(k)SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)


                       Frontier Union 401(k) SAVINGS PLAN



                                Table of Contents



                                                                                                   Page
                                                                                                   ----

Independent Auditors' Report                                                                         1

Financial Statements:

  Statements of Net Assets Available for Benefits - December 31, 2002 and 2001                       2

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002     3


Notes to Financial Statements                                                                      4-10

Supplemental Schedules:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2002            11

Signature                                                                                           12

Independent Auditors' Consent                                                                       13

Exhibits:

  99.1 - 99.2   Certifications  pursuant to 18 U.S.C.  Section 1350, as adopted pursuant to
                Section 906 of the Sarbanes-Oxley Act of 2002.






* Schedules required by Form 5500 that are not applicable have not been included

                          Independent Auditors' Report




To Citizens Communications Company,
The Plan Administrator of Frontier Union 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Frontier Union 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           /s/ KPMG LLP




New York, New York
June 26, 2003


              FRONTIER UNION 401(k) SAVINGS PLAN
       Statements of Net Assets Available for Benefits
                  December 31, 2002 and 2001

                                                                      2002               2001
                                                                 ----------------   ---------------
Assets:
    Investments (see note 3):
       Citizens Communications Company common stock            $    7,516,296       $   2,470,706
       Global Crossing common stock                                    26,801           1,381,033
       Mutual funds                                                13,890,801          15,065,738
       Collective trusts                                           14,892,602          13,569,838
       Participant loans                                            3,126,385           3,126,853
                                                                 ------------       -------------
               Total investments                                   39,452,885          35,614,168
                                                                 ------------       -------------

    Receivables:
       Employer contribution                                          409,415             152,284
       Participant contributions                                       65,666             202,132
                                                                 ------------       -------------
               Total receivables                                      475,081             354,416
                                                                 ------------       -------------
               Net assets available for benefits               $   39,927,966       $  35,968,584
                                                                 ============       =============


                 See accompanying notes to financial statements.



                            FRONTIER UNION 401(k) SAVINGS PLAN
                Statement of Changes in Net Assets Available for Benefits
                               Year ended December 31, 2002

Additions to net assets attributed to:                                         2002
     Investment income (loss):                                          ---------------
        Dividends                                                        $      638,357
        Interest                                                                221,010
        Net depreciation in fair value of investments (note 3)               (5,225,607)
                                                                         ---------------
                                                                             (4,366,240)
                                                                         ---------------
     Contributions:
        Participant                                                           6,538,608
        Employer                                                              3,907,845
        Rollovers                                                                22,641
                                                                         ---------------
                                                                             10,469,094
                                                                         ---------------
                  Total additions                                             6,102,854
                                                                         ---------------
 Deductions to net assets attributed to:
     Benefits paid to participants                                           (2,138,552)
     Miscellaneous expenses                                                      (4,920)
                                                                         ---------------
                 Total deductions                                            (2,143,472)
                                                                         ---------------
Net increase in assets available for benefits                                 3,959,382
Net assets available for benefits:
     Beginning of period                                                     35,968,584
                                                                         ---------------
     End of period                                                       $   39,927,966
                                                                         ===============

                 See accompanying notes to financial statements.

                       Frontier Union 401(k) Savings Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  Description of the Plan

     General

     The following description of the Frontier Union 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     (a)  Background

          The Plan is a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"). At December 31, 2002, there were 1,896 employees eligible to participate in the Plan and 1,737 active employees participating in the Plan. On June 29, 2001, under a Stock Purchase Agreement, the Company purchased from Global Crossing Limited ("Global Crossing") 100% of the stock of Frontier Corp's local exchange carrier subsidiaries under a Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, the Company established the Plan effective June 29, 2001 to provide benefits to the bargaining unit employees of the following entities ("Participating Employers"):

                         Frontier Communications of AuSable Valley, Inc.

                         Frontier Communications of Illinois, Inc.

                         Frontier Communications of Iowa, Inc.

                         Frontier Communications of Lakeside, Inc.

                         Frontier Communications of Michigan, Inc.

                         Frontier Communications - Midland, Inc.

                         Frontier Communications of Minnesota, Inc.

                         Frontier Communications of Mt. Pulaski, Inc.

                         Frontier Communications of New York, Inc.

                         Frontier Communications - Prairie, Inc.

                         Frontier Communications of Sylvan Lake, Inc.

                         Frontier Telephone of Rochester, Inc.

          Effective July 19, 2001, the Plan accepted a transfer of net assets of the portion of the Frontier Group Bargaining Unit Employees' Retirement Savings Plan (the "Frontier Bargaining Plan") in the amount of $44,193,910, which is comprised of the accounts of Business Employees (as defined in the Stock Purchase Agreement) who formerly participated in the Frontier Bargaining Plan, pursuant to the spin-off of such portion from the Frontier Bargaining Plan and merger of such portion into the Plan in a transaction complying with the requirements of Section 414(l) of the Internal Revenue Code of 1986, as amended ("IRC" or the "Code"). The Frontier Bargaining Plan was a defined contribution plan established by the seller under the Stock Purchase Agreement for all of its bargaining unit employees. The Plan administrator believes transfer of plan assets was a tax-exempt transaction under the applicable provisions of the IRC and, therefore, is not subject to Federal income tax.

          The Plan is intended to qualify as a profit sharing plan pursuant to provisions of Code Section 401(a) and 401(k) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

     (b)  Participation

          Under the terms of the Plan, bargaining unit employees, who are covered by collective bargaining agreements, except for temporary, summer, and leased employees, for the above Participating Employers are eligible to participate in the Plan on the first day of the month coincident with or next following his/her completion of 30 days of employment.

     (c)  Contributions

          Eligible participants may contribute the Basic Contribution (as defined by the Plan), in 1% increments, up to 3% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. In addition, if a participant is making Basic Contributions at the maximum rate of 3% of his/her contribution, he/she may also elect to make Supplemental Contributions (as defined by the Plan), in 1% increments, from 1% to 47% of his/her compensation, subject to certain maximum contribution restrictions.

          All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. No matching contributions shall be made with respect to a Participant's catch-up contributions.

          Participating Employers may contribute Employer Fixed Contributions, Employer Matching Contributions or Employer Profit Sharing Contributions (as defined by the Plan). Participants should refer to their respective bargaining agreements for Employer Fixed Contribution requirements. The Employer Matching Contributions are equal to 100% or the first 3% of a participant's compensation that he/she elects to contribute to the Plan. The Participating Employer may make Employer Profit Sharing Contributions depending on the terms of the relevant collective bargaining agreement.

          All Participating Employer contributions and the earnings thereon were invested initially in Citizens Communications Company common stock through April 30, 2002. All Participating Employer contributions remain in the Company Stock fund and are allocated to the Participant's Restricted Employer Contribution Account until the fifth anniversary of the date of investment. At the expiration of the five-year period, the investment in a Participant's Restricted Employer Contribution Account shall lose its restriction and may be invested by the participant pursuant to the Plan document in any other fund option or left in Citizens Communications Company common stock.

          As of May 1, 2002, the Company contribution for certain participants is no longer exclusively allocated to Citizens Communications Company common stock. The Company contributions for these participants made subsequent to May 1, 2002 are allocated to Plan investment following the same method of allocation as that for participant-directed contributions.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of (a) the Participating Employer's contributions and (b) Plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     (e)  Investments

          The Plan provides participants the option of having their Basic and Supplemental Contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

          *    Putnam Income Fund
          *    Putnam Global Equity Fund
          *    Putnam Voyager Fund
          *    Putnam Fund For Growth & Income
          *    Putnam Asset - Allocation Balanced Fund
          *    Putnam S&P 500 Index Fund
          *    Putnam Stable Value Fund
          *    Citizens Communications Company common stock

          The Plan holds investments in the Global Crossing common stock as a result of the transfer of net assets from the Frontier Bargaining Plan to the Plan. The Plan trustee will continue to hold such shares in trust for the benefit of the previous Global Crossing employees until such time as any such employee elects to dispose of his or her shares based upon the Stock Purchase Agreement. However, the Plan does not permit the participants to otherwise invest in Global Crossing common stock, whether with additional contributions made into the Plan, reallocation of other assets of a participant's account, or otherwise. On January 28, 2002, Global Crossing filed for bankruptcy. The value of the Plan's investment in Global Crossing common stock has declined significantly since December 31, 2001.

          Effective July 1, 2003, the Plan added ten new investment choices and eliminated three investment choices increasing to 17 the investment fund choices available to plan participants.

     (f)  Vesting

          Participants are immediately 100% vested in their contributions and allocated earnings thereon. Vesting in the Participating Employer contributions is based on years of continuous service. Participants should refer to their respective bargaining agreements for vesting requirements of Participating Employer contributions. Forfeited nonvested accounts are used to reduce future Participating Employer contributions.

     (g)  Payment of Benefits

          Payment of benefits generally begins upon termination of service and attaining normal retirement age of 65. A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2 but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

          If upon termination of service a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the IRC, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

     (h)  Forfeitures

          For the year ended December 31, 2002, there were no forfeited company contributions. Forfeitures are retained in the Plan and are used to reduce future company contributions.

     (i)  Participant Loans

          Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 15 years if the proceeds are used to purchase the participant's principal residence.

     (j)  Administration

          The Plan is administered by the Company's Retirement Committee whose members are appointed by the Company's Board of Directors. The trustee of the Plan is Putnam Fiduciary Trust Company (the Trustee).

     (k)  Plan Termination

          Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements have been prepared on the accrual basis of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

          Certain reclassifications have been made to financial statements for prior years to conform to current presentation.

     (c)  Investments

          The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Investments in collective trusts are valued at fair value based on the underlying net assets of the trust as reported by the sponsor of the collective trust. Common stock is valued at its quoted market price as of the end of the Plan year. Participant loans are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2002.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

     (d)  Benefits Paid

          Benefits are recorded when paid.

     (e)  Administrative Expenses

          Significant expenses associated with the Plan are paid by the Company.

     (f)  Risks and Uncertainties

          The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

          The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which is invested in the security of a single issuer.

     (g)  Adoption of New Accounting Pronouncement

          Effective January 1, 2001, the Plan adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133, as amended, requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. The adoption of SFAS No. 133 did not have an impact on the Plan's financial statements.


     (3)  Investments

          The following presents investments that represent 5% or more of the Plan's net assets at the end of year:

                                                                               2002                  2001
                                                                       ------------------    ------------------
               Putnam Income Fund                                       $     2,841,433       $     2,326,280
               Putnam Global Equity Fund                                      2,747,655             3,107,572
               Putnam Voyager Fund                                            6,107,065             7,683,891
               Putnam S&P 500 Index Fund                                      5,066,823             5,870,936
               Putnam Stable Value Fund                                       9,825,779             7,698,902
               Citizens Communications Company common stock:
                   Participant directed, 207,045 and 65,876
                      shares, respectively                                    2,184,316               702,239
                   Nonparticipant directed, 505,400 and
                      165,897 shares, respectively                            5,331,980             1,768,467


          During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held for the period) depreciated in value by $5,225,607 as follows:

                      Mutual funds                                                 $    (3,299,641)
                      Common stocks                                                       (524,140)
                      Collective trust                                                  (1,401,826)
                                                                                  -------------------

                                                                                   $    (5,225,607)
                                                                                  ===================

     (4)  Nonparticipant-Directed Investments

          Information   about  the  net  assets   available   for  benefits  and
          significant  components  of the  changes in net assets  available  for benefits  relating to the  nonparticipant-directed  investments  is as follows:

                                                                                   2002                  2001
                                                                           ------------------    ------------------

                  Net assets:
                      Common Stock of the Company                           $     5,331,980       $     1,768,467
                                                                           ==================    ==================

                  Changes in net assets:
                      Net appreciation in fair value of investments         $       563,949       $        64,663

                  Employer contributions                                          3,085,454             1,349,783
                  Benefits paid to participants                                    (175,130)               (3,125)
                  Transfers out                                                    (276,327)               (1,087)
                  Other                                                             365,567               358,233
                                                                           ------------------    ------------------

                                Change in net assets                        $     3,563,513       $     1,768,467
                                                                           ==================    ==================

                                       9

     (5)  Related-Party Transactions

          Certain Plan assets are invested in shares of mutual funds that are managed by Putnam. Putnam is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Putnam amounted to $863 and $976 for the years ended December 31, 2002 and 2001.

     (6)  Tax Status

          The Plan submitted an application on February 27, 2002 for a determination that the Frontier Union 401(k) Savings Plan is qualified under Section 401(a) of the Code and the related trust is tax exempt under Section 501(a) of the Code. On October 22, 2002, the Company received a favorable determination letter from Internal Revenue
          Service. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

     (7)  Subsequent Events

          Effective January 1, 2002, the Company adopted "good faith" EGTRRA amendments to the Plan and to the Frontier Union 401(k) Savings Plan. Effective December 31, 2002, the Frontier Union 401(k) Savings Plan was merged into the Plan. The Plan was amended effective January 1, 2003 (except as otherwise provided in the Plan), to reflect such merger.



                       FRONTIER UNION 401(k) SAVINGS PLAN
        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
                                December 31, 2002

                                                                                                                     Current
           Identity of Issuer                            Description of Investment                                    value
-----------------------------------------------------------------------------------------------------------------------------------
*    Citizens Communications Company               Common Stock; 712,445 shares; cost at $6,611,737              $   7,516,296
*    Global Crossing Limited                       Common Stock; 1,488,953 shares                                       26,801
                                                                                                                ---------------
                                                   Total common stocks                                               7,543,097
                                                                                                                ---------------

*    Putnam Income Fund                            Mutual Funds; 425,364 shares                                      2,841,433
*    Putnam Global Equity Fund                     Mutual Funds; 464,916 shares                                      2,747,655
*    Putnam Voyager Fund                           Mutual Fund; 480,493 shares                                       6,107,065
*    Putnam Fund for Growth & Income               Mutual Fund; 113,746 shares                                       1,608,370
*    Putnam Asset - Allocation Balanced Fund       Mutual Fund; 70,129 shares                                          586,278
                                                                                                                ---------------
                                                   Total mutual funds                                               13,890,801
                                                                                                                ---------------

*    Putnam S&P 500 Index Fund - Collective Trust  Collective Trust; 234,142 shares                                  5,066,823
*    Putnam Stable Value Fund - Collective Trust   Collective Trust; 9,825,779 shares                                9,825,779
                                                                                                                ---------------
                                                   Total collective trust                                           14,892,602
                                                                                                                ---------------

*    Participant loans                             524 loans with interest rates ranging from 4.25% to 9.50%         3,126,385
                                                                                                                ---------------

                                                                                                                 $  39,452,885
                                                                                                                ===============


     * Party-in-interest as defined by ERISA

                                          See accompanying independent auditors' report.


                       Frontier Union 401(k) Savings Plan




                                   Signatures
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                         Frontier Union 401(k) Savings Plan



                         By     /s/ Robert J. Larson
                           -----------------------------------

                                    Robert J. Larson

                         Senior Vice President and Chief Accounting Officer



June 30, 2003

                          Independent Auditors' Consent



The Board of Directors
Citizens Communications Company:


We hereby consent to the incorporation by reference in Registration Statement No. 333-91054 on Form S-8 of Citizens Communications Company of our report dated June 26, 2003, relating to the statement of net assets available for benefits of the Frontier Union 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and supplemental schedule as of December 31, 2002, which report appears in the annual report on Form 11-K of the Frontier Union 401(k) Savings Plan dated December 31, 2002.








                                                            /s/ KPMG LLP

New York, New York
June 26, 2003


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